



Brian Lisi · 3rd

CEO of iOiO.TV, Helping companies accelerate digital media through AWS cloud, Strategic Advisor.

New York City Metropolitan Area · 500+ connections ·

Contact info

C꩜O iOiO

#ONEUSF University of South Florida

Featured



iOiO.TV Integrates Zixi SDVP for Live Video | PRNewswire
prnewswire.com

iOiO announces partnership with Zixi, an award-winning, industry-leading video platform.



st Post:
w ioio.tv transformed live event streamin
h AWS Elemental Link

The transformation of live event streaming with AWS Elemental Link | Amazon Web Services
Amazon Web Services

Authored by Brian Lisi, CEO, iOiO. The content and opinions in this post are those of the third-party...

Experience

C꩜O

CEO
iOiO
Mar 2019 – Present · 2 yrs 1 mo
Greater New York City Area

iOiO a SaaS accelerator company focused on productization of AWS Media Services. Our mission is to help companies navigate their journeys to the cloud through automation tools and products that speed up adoption and usage.

Strategic Partner & Co-Founder
ClashTV
Jun 2018 – Present · 2 yrs 10 mos

Qello

CEO
Qello, LLC
Jan 2009 – Dec 2018 · 10 yrs
New York

Qello is the leading OTT provider best known for its flagship product, Qello Concerts, the premiere curated collection of full-length concerts and music documentaries. Drawing on extensive experience, its media solutions division (QMS) offers superior flexibility and OTT customization for digital convergence. Qello's product suite is available to millions of u ...see more

🖼	Leaders and Visionaries Series: Qello CEO, Brian...
📄	About Qello and the OTT Marketplace

CEO
Azure Media
Jan 2002 – Dec 2009 · 8 yrs
Greater New York City Area

Azure Media was a New York City-based digital marketing and mobile development firm focused on helping clients leverage mobile technology and the power of emerging solutions to reach more customers, drive more sales, and build their business.

...see more

Education

#ONEUSF **University of South Florida**

Licenses & certifications



Prof G Certified Strategist
Section4
Issued Jul 2020 · No Expiration Date

See credential

Skills & endorsements

Digital Strategy · 33

 Endorsed by **Mitch Wenger** and 1 other who is highly skilled at this

Social Media · 31

 Endorsed by **JP Ashby**, who is highly skilled at this

Start-ups · 26

 Endorsed by **Jon Bukosky** and 1 other who is highly skilled at this

Show more ⌄

Interests

 **Viacom**
410,095 followers

 **Accenture**
6,431,861 followers

 **Prof G Strategy Sprint 5 (July 14-28)**
271 members

 **Ad Age**
989,784 followers

 **Philippe von Borries** in
Founder of Refinery29
161,721 followers

 **The Video Insiders - Streaming Video Prof**
2,193 members

See all